Exhibit 12—Ratio of Earnings to Fixed Charges

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	(74.7)	84.5	146.5	182.4	178.4
Adjustment for undistributed (income)/losses of partnerships, net of distributions	11.5	(1.0)	3.5	(5.5)	(6.0)
Interest expense	19.5	28.9	22.5	16.8	22.7
Portion of rental expense deemed interest	29.6	29.6	27.3	27.3	27.1

Total earnings	(14.1)	142.0	199.8	221.0	222.2

Fixed Charges:
Interest expense	19.5	28.9	22.5	16.8	22.7
Portion of rental expense deemed interest	29.6	29.6	27.3	27.3	27.1

Total fixed charges	49.1	58.5	49.8	44.1	49.8

Preferred dividends:
Preferred dividends	—	—	—	—	—

Combined fixed charges and preferred dividends	49.1	58.5	49.8	44.1	49.8

Ratio of Earnings to Fixed Charges	(0.3)	2.4	4.0	5.0	4.5

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(0.3)	2.4	4.0	5.0	4.5